
June 24, 2022

Joseph La Rosa
Chief Executive Officer
La Rosa Holdings Corp.
1420 Celebration Blvd.
2nd Floor
Celebration, FL 34747

> **Re: La Rosa Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 14, 2022**
> **File No. 333-264372**

Dear Mr. La Rosa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment 1 to Form S-1 filed June 14, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 42

1. Please discuss any known trends, events or uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, you state that the increase in revenue in the period ending March 31, 2022 versus the comparative period in 2021 was primarily attributable to a rise in new customers and an increase in transaction volume due to improved market conditions. If known, discuss whether you expect such market conditions to continue. Please also provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or

the extent past performance is indicative of future performance. See Item 303(a) of Regulation S-K; Securities Act Release No. 33-8350, Section I.B. (December 29, 2003); and Securities Act Release No. 33-6835, Section III.B. (May 18, 1989).

<u>Unaudited Pro Forma Financial Statements, page 54</u>

2.   We note that you have indicated on page 55 that the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2022 gives effect to the Transactions as if they occurred on March 31, 2022, as opposed to January 1, 2021. Please revise.

<u>Note 1. Basis of Pro Forma Presentation, page 60</u>

3.   We note that you have indicated that the unaudited pro forma condensed combined financial information is presented as if the Transactions had been completed on January 1, 2022 with respect to the unaudited pro forma condensed combined statements of operations for three months ended March 31, 2022, as opposed to January 1, 2021. We also note that you have not provided similar disclosure related to the unaudited pro forma condensed combined statements of operations for year ended December 31, 2021. Please revise.

4.   We note your disclosure on page 60 that your adjustments to the balance sheet are based on items that are factually supportable and you adjustments to the statements of operations are based on items that are factually supportable and have a continuing impact. We additionally note that you have not included an adjustment for $2.9 million in equity compensation due to your executive officer because it did not have a continuing impact on ongoing operations. Please note that the updated pro forma rules do not require pro forma adjustments to be factually supportable or to have a continuing impact. Please revise your pro forma financial statements to comply with Article 11 of Regulation S-X.

<u>Note 3. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the three months ended March 31, 2022, page 62</u>

5.   We note that the notations in this section do not correspond with the notations that appear on your Unaudited Pro Forma Condensed Combined Statements of Operations for the three months ended March 31, 2022, and that you do not have a footnote discussing your adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2021. Please revise.

<u>Notes to the Interim Unaudited Condensed Consolidated Financial Statements</u>
<u>NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>
<u>Recently Issued Accounting Standards, page F-38</u>

6.   We note the last sentence of your paragraph discussing the impact of your pending adoption of ASU 2020-06, Debt—Debt with Conversion and Other Options

(Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40), appears to be incomplete. Please revise.

You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ross David Carmel, Esq.